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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Exhibit 99.1
Issuer code: SSW
(“Sibanye
-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Dealing in shares by Directors and Prescribed Officers

Johannesburg, 19 March 2021: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) reminds shareholders that certain of its directors, directors of major subsidiaries, prescribed officers of Sibanye-Stillwater and its major subsidiaries and other senior employees accepted awards of conditional shares in March 2018 under the Sibanye-Stillwater Share Plan 2017 (“the Share Plan”). These awards were subject to the fulfilment of various performance conditions and also to the requirement that the employee had to be in the employ of a member of the Sibanye-Stillwater group of companies on 1 March 2021. The conditions have now all been fulfilled as regards certain of those employees who are currently directors, directors of major subsidiaries or prescribed officers of Sibanye-Stillwater and its major subsidiaries (“the Specified Persons”). As a result,
Sibanye-Stillwater became obliged under the Share Plan to allot and issue the Shares.

The Shares were allotted and issued during a prohibited period as defined in terms of the JSE Listings
Requirements. As such, Sibanye-Stillwater has sought and received the requisite JSE dispensation, under listings requirements 3.66 and 3.70 to permit Sibanye-Stillwater to allot and issue such Shares to the Specified
Persons. The dispensation was granted by the JSE on the basis that the Specified Persons had no discretion as to the allotment and issue, since this was contractually mandated by the awards made and the terms of the Share Plan. The Shares have been allotted and issued as follows –
FULL NAME OF
SPECIFIED PERSON
DESIGNATION
NAME OF COMPANY OF
WHICH A DIRECTOR OR
PRESCRIBED OFFICER
NUMBER OF SHARES
ALLOTTED AND
ISSUED TO THE
SPECIFIED PERSON
Neal John Froneman
Executive Director
Sibanye Stillwater Limited
2,725,411 SSW shares
and 319,165 SBSW
ADR’s
Charl Keyter
Executive Director
and
Sibanye Stillwater Limited
and
2,037,730 SSW shares

Director of a Major
Subsidiary
Director Stillwater Mining
Company
Richard Andrew Stewart
Director of Major Subsidiary
and Prescribed Officer
Director Stillwater Mining
Company
and
Prescribed Officer Sibanye
Stillwater Limited
1,135,892 SSW shares
Robert van Niekerk
Prescribed Officer
Sibanye Stillwater Limited
1,598,602 SSW shares
Jacob Dawid Mostert
Prescribed Officer
Sibanye Stillwater Limited
989,754 SSW shares
Themba George Nkosi
Prescribed Officer
Sibanye Stillwater Limited
795,975 SSW shares
Wayne David Richard
Robinson
Director of Major Subsidiary
and Prescribed Officer
Director Stillwater Mining
Company
and
Prescribed Officer Sibanye
Stillwater Limited
915,070 SSW shares
and 9,036 SBSW
ADR’s
Johannes David van
Aswegen
Prescribed Officer
Sibanye Stillwater Limited
575,631 SSW shares
Sibanye-Stillwater allotted and issued the Shares on 16 March 2021.
No monetary consideration is payable under the Share Plan by the Specified Persons to Sibanye-Stillwater
for the allotment and issue of the Shares.
The aggregate value of the Shares on 16 March 2021 was based on the volume weighted average price of a Sibanye-Stillwater share on the JSE on 16 March 2021, which was R70.15. The highest and lowest trading prices for that day were R 73.35 and R 67.02 respectively.
The aggregate value of the ADRs on 16 March 2021 was based on the volume weighted average price of the Sibanye-Stillwater’s ADR on the NYSE on 16 March 2021, which was US$ 18.9789. The highest and lowest trading prices for that day were US$ 19.70 and US$18.40 respectively.

Ends.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-looking statements.
Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer.
Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, South Africa,
Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations;
our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy;
exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as coronavirus (“COVID-19”). Further details of potential risks and uncertainties affecting
Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States
Securities and Exchange Commission.

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).